As filed with the Securities and Exchange Commission on May 18, 2026

Securities Act Registration No. 333-284107
Investment Company Registration No. 811-24039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.

Post-Effective Amendment No. 4

and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 6

First Eagle Tactical Municipal Opportunities Fund
(Exact Name of Registrant as Specified in Charter)

1345 Avenue of the Americas
New York, New York 10105
(Address of Principal Executive Offices)
(212) 698-3300
(Registrant’s Telephone Number, Including Area Code)
David O’Connor
First Eagle Investment Management, LLC
1345 Avenue of the Americas
New York, NY 10105
(Name and Address of Agent for Service)

Copies to:
Nathan J. Greene, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

Approximate Date of Commencement of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☒	when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File Nos. 333-284107 and 811-24039) (the “Registration Statement”) of First Eagle Tactical Municipal Opportunities Fund (the “Registrant”) is being filed solely for the purpose of filing additional exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note and Part C of the Registration Statement. This Post-Effective Amendment No. 4 does not modify any other part of the Registration Statement. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25. Financial Statements And Exhibits

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(1)	Financial Statements

Part A	Financial highlights for the period May 30, 2025 (inception date) to December 31, 2025 are incorporated by reference to Part A of the Registration Statement in the section entitled “Financial Highlights.”

Part B	Financial Statements incorporated by reference to Registrant’s most recent certified Shareholder Report on Form N-CSR, filed on March 6, 2026 (File No. 811-24039).

(2)	Exhibits

(a)(1)	Certificate of Trust, dated December 23, 2024.(1)

(a)(2)	Amended and Restated Declaration and Agreement of Trust dated April 3, 2025.(2)

(b)	Bylaws dated April 3, 2025.(2)

(c)	Not Applicable.

(d)	Portions of the Registrant’s Amended and Restated Declaration and Agreement of Trust dated April 3, 2025, specifically Sections 3.4 and 3.5, Section 5.1, Article VI (Shares of Beneficial Interest), Article VII (Repurchase and Redemption of Common Shares), Article VIII (Determination of Net Asset Value; Distributions), Article IX (Duration; Dissolution and Termination of Trust; Amendment; Mergers, Etc.), and Sections 10.6 through 10.10 (Derivative Actions; General Direct Actions; Inspection of Records and Reports; Exclusive Delaware Jurisdiction; Waiver of Jury Trial), are incorporated herein by reference to Exhibit (a)(2); and Article III (Shareholders) of the Registrant’s Bylaws dated April 3, 2025 is incorporated herein by reference to Exhibit (b).

(e)	Dividend Reinvestment Plan.(2)

(f)	Not Applicable.

(g)	Investment Management Agreement between the Registrant and First Eagle Investment Management, LLC (the “Adviser”).(3)

(h)	Underwriting Agreement between the Registrant and FEF Distributors, LLC (“FEF Distributors”).(3)

(i)	Not Applicable.

(j)	Amended and Restated Global Custody Agreement between each entity managed by the Adviser and JPMorgan Chase Bank, N.A., dated April 18, 2017, with amended Exhibit A dated as of March 17, 2025.(2)

(k)(1)	Amended and Restated Fund Services Agreement between each entity managed by the Adviser and JPMorgan Chase Bank, N.A., dated September 9, 2020, with amended Exhibit A dated as of March 17, 2025.(2)

(k)(2)	Transfer Agency Agreement between First Eagle Funds, First Eagle Variable Funds and DST Systems Inc., dated March 1, 2016.(4)

(k)(3)	Amendment to Transfer Agency Agreement between First Eagle Funds, First Eagle Variable Funds and First Eagle Credit Opportunities Fund and DST Systems, Inc., dated August 10, 2020.(6)

(k)(4)	Amendment to Transfer Agency Agreement between First Eagle Funds, First Eagle Variable Funds and First Eagle Credit Opportunities Fund and DST Systems, Inc., dated March 1, 2021.(7)

(k)(5)	Amendment to Transfer Agency Agreement between First Eagle Funds, First Eagle Variable Funds and First Eagle Credit Opportunities Fund and DST Systems, Inc., dated April 27, 2021.(8)

(k)(6)	Amendment to Transfer Agency Agreement between First Eagle Funds, First Eagle Variable Funds and First Eagle Credit Opportunities Fund and DST Systems, Inc., dated August 15, 2022.(7)

(k)(7)	Amendment to Transfer Agency Agreement between First Eagle Funds, First Eagle Variable Funds and First Eagle Credit Opportunities Fund and DST Systems, Inc., dated December 19, 2023.(9)

(k)(8)	Amendment to Transfer Agency Agreement between the Registrant and DST Systems, Inc., dated May 6, 2025.(2)

(k)(9)	Amendment to Transfer Agency Agreement between the Registrant and DST Systems, Inc., dated June 10, 2025.(3)

(k)(10)	Expense Limitation Agreement.(3)

(k)(11)	Amended and Restated Multi-Class Plan.(3)

(k)(12)	Amended and Restated Distribution Service Plan.(3)

(l)	Opinion and Consent of Richards, Layton & Finger, P.A.*

(m)	Not Applicable.

(n)	Consent of Independent Registered Public Accounting Firm.(3)

(o)	Not Applicable.

(p)	Subscription Agreement.(2)

(q)	Not Applicable.

(r)	Code of Ethics of FEIM , the Distributor and the Registrant.(3)

(s)(1)	Power of Attorney of Lisa Anderson.(5)
(s)(2)	Power of Attorney of John Arnhold.(5)
(s)(3)	Power of Attorney of Candace K. Beinecke.(5)
(s)(4)	Power of Attorney of Peter Davidson.(5)
(s)(5)	Power of Attorney of Jean D. Hamilton.(5)
(s)(6)	Power of Attorney of William M. Kelly.(5)
(s)(7)	Power of Attorney of Paul Lawler.(5)
(s)(8)	Power of Attorney of Mandakini Puri.(5)

(s)(9)	Power of Attorney of Scott Sleyster.(5)

*	Filed herewith

(1)	Incorporated by reference to the applicable exhibit to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-284107) on Form N-2, filed on December 31, 2024.

(2)	Incorporated by reference to the applicable exhibit to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-284107) on Form N-2, filed on May 29, 2025.

(3)	Incorporated by reference to the applicable exhibit to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-284107) on Form N-2, filed on April 30, 2026.

(4)	Incorporated by reference to the applicable exhibit to the Registration Statement of First Eagle Credit Opportunities Fund under the Securities Act of 1933 (File No. 333-239995) on Form N-2, filed on November 19, 2020.

(5)	Incorporated by reference to the applicable exhibit to the Registration Statement of First Eagle Funds under the Securities Act of 1933 (File No. 33-63560) on Form N-1A, filed on December 11, 2025.

(6)	Incorporated by reference to the applicable exhibit to the Registration Statement of First Eagle Credit Opportunities Fund under the Securities Act of 1933 (File No. 333-239995) on Form N-2, filed on November 18, 2020.

(7)	Incorporated by reference to the applicable exhibit to the Registration Statement of First Eagle Funds under the Securities Act of 1933 (File No.033-63560) on Form N-1A, filed on February 28, 2023.

(8)	Incorporated by reference to the applicable exhibit to the Registration Statement of First Eagle Credit Opportunities Fund under the Securities Act of 1933 (File No. 333-239995) on Form N-2, filed on April 30, 2021.

(9)	Incorporated by reference to the applicable exhibit to the Registration Statement of First Eagle Funds under the Securities Act of 1933 (File No. 033-63560) on Form N-1A, filed on December 27, 2023.

Item 26. Marketing Arrangements

See the Underwriting Agreement filed as Exhibit (h).

Item 27. Other Expenses Of Issuance And Distribution

Not Applicable.

Item 28. Persons Controlled By Or Under Common Control With The Registrant

None

Item 29. Number Of Holders Of Shares

As of April 1, 2026:

Title Of Class	Number Of Record Holders

Class A-1	0
Class A-2	0
Class A-3	0
Class A-4	0
Class I	88
Class W	0

Item 30. Indemnification

Reference is made to Article V, Section 5.3 of Registrant’s Declaration of Trust. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business And Other Connections Of Investment Adviser

The descriptions of FEIM under the caption “Additional Risks of the Fund” in the Prospectus and under the caption “Management of the Fund” in the Statement of Additional Information of this Registration Statement are incorporated by reference herein. Information as to the trustees and officers of FEIM, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the trustees and officers of FEIM in the last two years, is included below.

Name	Position with the Adviser	Business and Other Connections

Mehdi Mahmud	President and Chief Executive Officer	Trustee and President, First Eagle Funds and First Variable Funds; Director, First Eagle Amundi; Chief Executive Officer, First Eagle Alternative Credit, LLC; Trustee and President, First Eagle Credit Opportunities Fund; Trustee and President, First Eagle Real Estate Debt Fund; Trustee and President, First Eagle Tactical Municipal Opportunities Fund; Trustee and President, First Eagle Completion Fund Trust; Trustee and President, First Eagle ETF Trust

Melanie Dow	Chief Administrative Officer and Executive Managing Director	Chief Administrative Officer and Executive Managing Director, First Eagle Alternative Credit, LLC

David O’Connor	General Counsel, Executive Managing Director	General Counsel, First Eagle Funds and First Eagle Variable Funds; General Counsel, First Eagle Credit Opportunities Fund; General Counsel, First Eagle Real Estate Debt Fund; General Counsel, First Eagle Tactical Municipal Opportunities Fund; General Counsel, First Eagle Completion Fund Trust; General Counsel, First Eagle ETF Trust; General Counsel, First Eagle Holdings, Inc.; Secretary and General Counsel and Manager, FEF Distributors, LLC; Director, First Eagle Amundi; Director, First Eagle Investment Management, Ltd; Head of Legal and Compliance & Chief Legal Officer, First Eagle Alternative Credit, LLC

Michael Constantino	Chief Financial Officer, Executive Managing Director	Head of Finance and Executive Managing Director, First Eagle Alternative Credit, LLC

Seth Gelman	Chief Compliance Officer, Managing Director	Chief Compliance Officer and Managing Director, First Eagle Investment Management, LLC; Chief Compliance Officer, First Eagle Funds and First Eagle Variable Funds; Chief Compliance Officer, First Eagle Credit Opportunities Fund; Chief Compliance Officer, First Eagle Real Estate Debt Fund; Chief Compliance Officer, First Eagle Tactical Municipal Opportunities Fund; Chief Compliance Officer, First Eagle Completion Fund Trust; Chief Compliance Officer, First Eagle ETF Trust; prior to February 2023, Chief Compliance Officer of Insight Investment North America

Item 32. Location Of Accounts And Records

The books, accounts and records of the Registrant required by Section 31(a) under the Investment Company Act of 1940, as amended and the rules promulgated thereunder are maintained at the office of the Registrant at 1345 Avenue of the Americas, New York, New York 10105.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

(1) Not Applicable

(2) Not Applicable.

(3) (a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the Prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the 1933 Act to any purchaser:

(1)	if the Registrant is subject to Rule 430B under the 1933 Act: (A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the 1933 Act for the purpose of providing the information required by Section 10(a) of the 1933 Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C under the 1933 Act: Each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4) Not Applicable.

(5) Not Applicable.

(6) Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

(7) Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 4 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 18th day of May 2026.

FIRST EAGLE TACTICAL MUNICIPAL OPPORTUNITIES FUND
(A Delaware statutory trust)
By:	/s/ Mehdi Mahmud
Name:	Mehdi Mahmud
Title:	President (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

*
John P. Arnhold	Trustee	May 18, 2026

*
Candace K. Beinecke	Trustee	May 18, 2026

*
Peter W. Davidson	Trustee	May 18, 2026

*
Jean D. Hamilton	Trustee	May 18, 2026

*
William M. Kelly	Trustee	May 18, 2026

*
Paul J. Lawler	Trustee	May 18, 2026

*
Mandakini Puri	Trustee	May 18, 2026

*
Scott Sleyster	Trustee	May 18, 2026

/s/ Mehdi Mahmud
Mehdi Mahmud	Trustee	May 18, 2026

/s/ Brandon Webster
Brandon Webster	Chief Financial Officer (Principal Financial Officer) and Chief Accounting Officer	May 18, 2026

*By:	/s/ Mehdi Mahmud
Mehdi Mahmud, Attorney-in-Fact

Exhibit Index

Exhibit	Exhibit Name
(l)	Opinion and Consent of Richards, Layton & Finger, P.A.